VIA EDGAR

May 12, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Megan Akst

Re: Richtech Robotics Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted April 21, 2023

CIK No. 0001963685

 Dear Ms. Mansaray, Ms. Woo, Ms. Akst and Ms. Collins:

Richtech Robotics Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 3, 2023, regarding our Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on April 21, 2023. Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note that you reference an industry marketing research report by IBISWorld. Please clarify whether you commissioned any of third-party data presented in your registration statement. To the extent that you commissioned any such data, please provide the consent of the third party in accordance with Rule 436.

Response: The Company respectfully advises the Staff that all data referenced in its Registration Statement, including the data from IBISWorld, are publicly accessible data, with the exception of the February 2022 Frost & Sullivan study on the market for human-robot collaboration, which the Company has permission from Frost & Sullivan to reference in its Registration Statement. The Company will file the consent of the third party as an exhibit in a future amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the three months ended December 31, 2022 and 2021, page 40

2.	You state that the increase in revenue during the three months ended December 31, 2022 compared to the three months ended December 31, 2021 was partially offset by a decline in revenue brought on by the sale of your two subsidiaries, Uplus Academy LLC and Uplus Academy NLV LLC. Please include a quantified discussion of the decrease in revenue attributable to these subsidiaries. Similar revisions should be made to your discussion of revenue for fiscal 2022 compared to 2021. Refer to Item 303(b) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosures on page 40 of the Revised Registration Statement to remove the discussion of the offsetting impact from our two subsidiaries, Uplus Academy LLC and Uplus Academy NLV LLC, because there were no sales activities for these two entities during the three months ended December 31, 2021.

Business

Material Contracts, page 44

3.	Please refer to prior comment 12 and expand your disclosure to discuss the material terms of the Restaurant MSA, Hotel MSA, and Gaming MSA including but not limited to the term and termination provisions of each agreement, minimum purchase requirements, and the identity of the customers. Disclose the amount of revenue that you have generated from each MSA. If you have not yet generated revenue from these MSAs, disclose when you intend to begin recognizing revenue from each agreement. If you believe you cannot calculate these amounts, please tell us in detail why you are unable to do so and what information is unknown at this time.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 66 to 67 of the Revised Registration Statement accordingly to provide more detailed disclosure of the material terms of the MSAs. The Company respectfully advises the Staff that the MSAs currently represent less than 3% of the Company’s revenue and are not expected to represent a significant portion of future revenues, and as such, the Company does not believe that the identities of the MSA customers are material.

4.	We note your response to prior comment 11 that “pilot programs are run typically close to cost, and this amount roughly covers [y]our employee travel and product shipping expenses.” Please clarify any material costs that you incur in operating the pilot programs that are not covered by the customers in the program. Also, disclose the specific number of pilot programs that are currently operating rather than stating that you are currently running pilot programs with "several dozen enterprises."

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 4, 57 and 66 of the Revised Registration Statement accordingly.

Liquidity and Capital Resources

Funding Requirements, page 46

5.	We note from your revised disclosures in response to prior comment 7 that you believe your existing cash as of the date of this prospectus will fund your current operating plans through at least the next twelve months. However, on page 12 you state that your existing cash together with the net proceeds of this offering will fund your current operating plans through at least the next twelve months. You also indicate that you will need additional funding in connection with your continuing operations. In light of these statements and your negative cash flows from operating activities, please explain further the basis for your conclusion that your current cash will be sufficient to fund your operations for the next twelve months, or revise your disclosures as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 12, 44 and F-46 of the Revised Registration Statement accordingly.

Principal Stockholders, page 75

6.	We note that you issued 466,000 of your class B common stock to Normanton Tech PTE. LTD on January 15, 2023 for future service rendered. Please revise the total shares outstanding and Class B shares on pages 75 and 80 as of March 28, 2023 to reflect this share issuance.

Response: The Company respectfully advises the Staff that the number of total shares outstanding and number of Class B shares outstanding as of March 28, 2023 in the Registration Statement already reflect the share issuance to Normanton Tech PTE. LTD.

Reports of Independent Registered Public Accounting Firm, page F-2

7.	As previously noted in our prior comment 14, the report of your independent auditors states that they are registered with the PCAOB and are required to be independent with respect to the company “in accordance with the relevant ethical requirements relating to our audits.” While your response indicates that you have revised the auditor's report, no such revisions have been made. Please revise to ensure that the audit opinion complies with the language in paragraph .09(g) of PCAOB AS 3101.

Response: The Company respectfully advises the Staff that the report of its independent registered public accounting firm has been revised accordingly on page F-2 of the Revised Registration Statement.

Statements of Stockholder’s Equity, page F-5

8.	It appears that you revised your statements of stockholder’s equity in response to prior comment 15 to retroactively reflect the conversion of member units to common stock in connection with your incorporation as a Nevada Corporation. Please tell us the guidance considered in determining retroactive application was required. In addition, ensure that the re-designation of your common stock into Class A and Class B common stock, which occurred concurrently with your 4-1 forward stock split, has been retroactively applied. Refer to ASC 505-10-S99-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages F-5 and F-9 of the Revised Registration Statement accordingly.

*****

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Richard Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhenwu Huang
Zhenwu Huang, Chief Executive Officer

cc:	Richard Anslow, Esq.
Ellenoff Grossman & Schole LLP

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